October 17, 2008
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	HealthMarkets, Inc.
Form 10-Q for the Quarter Ended June 20, 2008
File No. 001-14953
Dear Mr. Rosenberg,
This letter is submitted by HealthMarkets, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated October 2, 2008 (the “Comment Letter”), which requested a response from the Company relating to the Company’s Current Report on Form 10-Q for the Quarter Ended June 30, 2008, filed on August 18, 2008.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold text, each of which is followed by the Company’s response.
HealthMarkets is committed to providing a more transparent disclosure to the readers of our financial statements. The Company proposes to incorporate the additional disclosure items addressed below in the “Fair Value Measurement” footnote in its Form 10-Q filing for the quarter ended September 30, 2008. In response to the Comment Letter, the Company has included the revised disclosure in Exhibit 1 attached, which incorporates each of the specific points addressed below. In addition, the relevant sections Exhibit 1 have been underlined to facilitate review.
10. Investments
B. Fair Value Measurement, page 16.
1.	Refer to your disclosure on the adoption of SFAS 157 that “fair values are estimated by management based on independent external valuation information.” To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:
•	The nature and amount of assets you valued using quotes or prices obtained from third parties, along with the classification in the fair value hierarchy.
     Response:
The Company notes that by definition none of the assets relevant to this response would be classified as Level 1. In response to the specific item above, the Company added the following disclosure in the third paragraph under the heading “Valuation of Investment” of the revised footnote:

HealthMarkets, Inc.
Response to SEC Comment letter
October 17, 2008

As of June 30, 2008, all of the Company’s investments classified within Level 2 and Level 3 of the fair value hierarchy are valued based on quotes or prices obtained from independent third parties, except for $112.3 million of “corporate debt and other” classified as Level 2, $1.8 million of “mortgage and asset-backed” investments classified as Level 3 and $2.0 million included in “short-term and other investments” classified as Level 3. The $112.3 million of “corporate debt and other” investments classified as Level 2 noted above includes $90.0 million of an investment grade corporate bond issued by UnitedHealth Group that was received as consideration for the sale of the Company’s former Student Insurance Division in December 2006.
•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements.
Response:
In response to the specific item above, the Company added the following disclosure in the first paragraph under the heading “Valuation of Investment” of the revised footnote:
The Company obtains a single price or quote per instrument from independent third parties to assist in establishing the fair value of these investments.
In the future, to the extent we obtain more than one quote, we will disclose how we ultimately determined the fair value recorded in the financial statements.
•	Whether, and if so, how and why, you adjusted quotes or prices obtained from third parties.
Response:
In response to the specific item above, the Company added the following disclosure in the fourth paragraph under the heading “Fixed Income Investments” of the revised footnote:
To date the Company has not experienced a circumstance where it has determined that an adjustment is required to a quote or price received from independent third party valuation sources. To the extent the Company determines that a price or quote is inconsistent with actual trading activity observed in that investment or similar investments, the Company would internally develop a fair value using this observable market information and disclose the occurrence of this circumstance.
•	The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.
Response:
As noted in response to the first bullet item above, all of the fair values for our Level 2 and Level 3 investments are valued based on quotes or prices obtained from third parties except as described above. Fair values from independent third parties based on observable market information are classified as Level 2 and fair values from independent third parties based on unobservable inputs and/or proprietary models are classified as Level 3.
•	Whether the quotes obtained from third parties are binding or non-binding.
Response:
In response to the specific item above, the Company added the following disclosure in the second paragraph under the heading “Valuation of Investment” of the revised footnote:

HealthMarkets, Inc.
Response to SEC Comment letter
October 17, 2008

The quotes obtained from dealers or brokers are generally non-binding.
•	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.
Response:
In response to the specific item above, the Company added the following disclosure in the second paragraph of the revised footnote:
The Company evaluates the various types of securities in its investment portfolio to determine the appropriate level in the fair value hierarchy based upon trading activity and the observability of market inputs. The Company employs control processes to validate the reasonableness of the fair value estimates of its assets and liabilities, including those estimates based on prices and quotes obtained from independent third party sources. The Company’s procedures generally include, but are not limited to, initial and on-going evaluation of methodologies used by independent third parties and monthly analytical reviews of the prices against current pricing trends and statistics.
As required in the October 2, 2008 Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company believes that it has fully responded to your comments. If you have any further questions regarding these responses, please contact the undersigned at 817-255-8174.

Very truly yours,
/s/ Philip Rydzewski
Philip Rydzewski
Chief Accounting Officer, Senior Vice President

Exhibit 1
Revised second quarter Form 10-Q disclosure regarding Fair Value Measurement
B. Fair Value Measurement
          Effective January 1, 2008, HealthMarkets adopted FAS No. 157, Fair Value Measurements, for financial assets and liabilities. FAS No. 157 defines fair value, expands disclosure requirements, and specifies a hierarchy of valuation techniques. The disclosure of fair value estimates in the FAS 157 hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company’s significant market assumptions. The Company measures certain assets and liabilities at fair value on a recurring basis, including securities available for sale, derivatives, and agent and employee stock plans. Securities available for sale include money market funds, fixed income investments and equity securities. Following is a brief description of the type of valuation information (“inputs”) that qualifies a financial asset or a liability for each level:
•	Level 1 – Unadjusted quoted market prices for identical assets or liabilities in active markets which are accessible by the Company.

•	Level 2 – Observable prices in active markets for similar assets or liabilities. Prices for identical or similar assets or liabilities in markets that are not active. Directly observable market inputs for substantially the full term of the asset or liability, e.g., interest rates and yield curves at commonly quoted intervals, volatilities, prepayment speeds, default rates, and credit spreads. Market inputs that are not directly observable but are derived from or corroborated by observable market data.

•	Level 3 – Unobservable inputs based on the Company’s own judgment as to assumptions a market participant would use, including inputs derived from extrapolation and interpolation that are not corroborated by observable market data.
          The Company evaluates the various types of securities in its investment portfolio to determine the appropriate level in the fair value hierarchy based upon trading activity and the observability of market inputs. The Company employs control processes to validate the reasonableness of the fair value estimates of its assets and liabilities, including those estimates based on prices and quotes obtained from independent third party sources. The Company’s procedures generally include, but are not limited to, initial and on-going evaluation of methodologies used by independent third parties and monthly analytical reviews of the prices against current pricing trends and statistics.
Valuation of Investments
          Where possible, the Company utilizes quoted market prices to measure fair value. For investments that have quoted market prices in active markets, the Company uses the quoted market price as fair value and includes these prices in the amounts disclosed in Level 1 of the hierarchy. When quoted market prices in active markets are unavailable, the Company determines fair values using various valuation techniques and models based on a range of observable market inputs including pricing models, quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, prepayment speeds, default rates and discounted cash flow. In most cases, these estimates are determined based on independent third party valuation information, and the amounts are disclosed in the Level 2 of the fair value hierarchy. The Company obtains a single price or quote per instrument from independent third parties to assist in establishing the fair value of these investments.
          If quoted market prices and independent third party valuation information are unavailable, the Company produces an estimate of fair value based on internally developed valuation techniques, which, depending on the level of observable market inputs, will render the fair value estimate as Level 2 or Level 3. On occasions when pricing service data is unavailable, the Company may rely on bid/ask spreads from dealers in determining the fair values. When dealer quotations are used to assist in establishing the fair value, the Company generally obtains one quote per instrument. The quotes obtained from dealers or brokers are generally non-binding. When dealer quotations are used, the Company uses the mid-mark as fair value. When broker or dealer quotations are used for valuation or price verification, greater priority is given to executable quotes. As part of the price verification process, valuations based on quotes are corroborated by comparison both to other quotes and to recent trading activity in the same or similar instruments.
          As of June 30, 2008, all of the Company’s investments classified within Level 2 and Level 3 of the fair value hierarchy are valued based on quotes or prices obtained from independent third parties, except for $112.3 million of “corporate debt and other” classified as Level 2, $1.8 million of “mortgage and asset-backed” investments classified as Level 3 and $2.0 million included in “short-term and other” investments classified as Level 3. The $112.3 million of “corporate debt and other” investments classified as Level 2 noted above includes $90.0 million of an investment grade corporate bond issued by UnitedHealth Group that was received as consideration for the sale of the Company’s former Student Insurance Division in December 2006
Fair Value Hierarchy on a Recurring Basis
          Assets and liabilities measured at fair value on a recurring basis are categorized in the tables below based upon the lowest level of significant input to the valuations.
Assets at Fair Value as of June 30, 2008

In thousands	Level 1	Level 2	Level 3	Total
Government agencies	$10,859	$30,285	$—	$41,144
Corporate debt and other	—	537,365	—	537,365
Mortgage and asset-backed	—	316,444	2,279	318,723
Municipals	—	198,797	21,682	220,479
Corporate equities	40	—	—	40
Short-term and other investments	288,299	—	2,015	290,314

	$299,198	$1,082,891	$25,976	$1,408,065
Liabilities at Fair Value as of June 30, 2008

In thousands	Level 1	Level 2	Level 3	Total
Interest rate swaps	$—	$9,237	$—	$9,237
Agent and employee plans	—	—	20,246	20,246

	$—	$9,237	$20,246	$29,483
          The following is a description of the valuation methodologies used for certain assets and liabilities of the Company measured at fair value on a recurring basis, including the general classification of such assets pursuant to the valuation hierarchy.
Short-term and other investments
          The Company’s “short-term and other investments” primarily consist of highly liquid money market funds, which are reflected within Level 1 of the fair value hierarchy. Additionally, the fair value of one of the Company’s investment assets included in “short-term and other investments” is determined based on unobservable inputs. Accordingly, the fair value of this asset is reflected within Level 3 of the fair value hierarchy.

Fixed Income Investments
          The Company’s fixed income investments include investments in U.S. treasury securities, U.S. government agencies bonds, corporate bonds, mortgage and asset backed securities, and municipal auction rate securities and bonds.
          Fixed income investments, other than U.S. treasury securities, generally do not trade on a daily basis. The fair value estimates for the majority of these securities are estimated based on relevant market information, benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. The market inputs utilized in the pricing evaluation, include but are not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. In general, the Company classifies the fair value estimates based on these observable market inputs to Level 2 of the fair value hierarchy. The extent of the use of each market input depends on the asset class and the market conditions. The Company may have to make assumptions for market based inputs that are unavailable due to market conditions. In cases, where there is limited activity or less transparency around inputs to the valuation, the Company classifies the fair values estimates within Level 3 of the fair value hierarchy.
          The Company estimates the fair value of its U.S. Treasury securities using unadjusted quoted market prices. Accordingly, the Company discloses these investments in Level 1 of the fair value hierarchy.
          In general, the fair values of the majority of the fixed income investments held by the Company are determined based on observable market inputs provided by independent third party valuation information and the Company discloses the fair values of these investments in Level 2 of the fair value hierarchy. To date the Company has not experienced a circumstance where it has determined that an adjustment is required to a quote or price received from independent third party valuation sources. To the extent the Company determines that a price or quote is inconsistent with actual trading activity observed in that investment or similar investments, the Company would internally develop a fair value using this observable market information and disclose the occurrence of this circumstance.
          The Company holds a small number of fixed income investments, including certain mortgage and asset backed securities and municipal auction rate securities, where it estimates the fair value using internal pricing matrices with some unobservable inputs that are significant to the valuation. Due to the limited availability of observable market inputs and independent third party valuation information, the Company includes the fair value estimates for these investments in Level 3 of the hierarchy. As of June 30, 2008, certain municipal auction rate securities and mortgage and asset-backed securities which represent approximately 2% of the Company’s total fixed income investments were estimated utilizing unobservable inputs and assumptions. Due to the unavailability of observable inputs in the market place for auction rate securities as a result of liquidity issues in the global credit and capital market, the Company’s entire municipal auction rate securities are now valued based on quotes received from independent third party sources. The quotes from the independent third party sources are derived from their internally developed models.
Equities
          The Company maintains one investment in “Equity securities” in which the Company uses a quoted market price based on observable market transactions. The Company includes the fair value estimate for this stock in Level 1 of the hierarchy. The remaining amount in “Equity securities” represents one security accounted for using the equity method of accounting and, therefore, does not require fair value disclosure under the provisions of FAS 157.
Derivatives
          The Company’s derivative instruments are valued utilizing valuation models that primarily use market observable inputs and are traded in the markets where quoted market prices are not readily available, and accordingly, these instruments are reflected within the Level 2 of the fair value hierarchy.

Agent and Employee Stock Plans
          The Company accounts for its agent and employee stock plan liabilities based on the Company’s share price at the end of each reporting period. The Company’s share price at the end of each reporting period is based on the prevailing fair value as determined by the Company’s Board of Directors. The Company largely uses unobservable inputs in deriving the fair value of its share price and the value is therefore reflected in Level 3 of the hierarchy.
Changes in Level 3 Assets and Liabilities
     The tables below summarize the change in balance sheet carrying values associated with Level 3 financial instruments and agent and employee stock plans for the three months and nine months ended June 30, 2008. As of the quarter ended June 30, 2008, the Company determined that its municipal auction rate security investments previously presented in Level 2 of the hierarchy should be classified as Level 3 due to no available observable markets inputs and, therefore, transferred them on the disclosure table.
Changes in Level 3 Assets and Liabilities Measured at Fair Value for the Three Months Ended June 30, 2008

			Purchases,
			Sales,
			Payments		Transfer
		Unrealized	and		in/ (out) of
	Beginning	Gains or	Issuances,	Realized	Level 3,	Ending
	Balance	(losses)	Net	Losses(1)	Net	Balance
	In Thousands
Assets
Other invested assets	$2,464	$1,833	$(236)	$(2,046)	$—	$2,015
Mortgage and asset-backed	2,428	(50)	(99)	—	—	2,279
Municipals	—	(1,418)	—	—	23,100	21,682

Liabilities
Agent and Employee Stock Plans	$22,957	$(4,878)	$2,167	$—	$—	$20,246
Changes in Level 3 Assets and Liabilities Measured at Fair Value for the Six Months Ended June 30, 2008

			Purchases,
			Sales,
			Payments		Transfer in
		Unrealized	and		/(out) of
	Beginning	Gains or	Issuances,	Realized	Level 3,	Ending
	Balance	(losses)	Net	Losses(1)	Net	Balance
	In Thousands
Assets
Other invested assets	$3,380	$1,175	$(494)	$(2,046)	$—	$2,015
Mortgage and asset-backed	2,579	(118)	(182)	—	—	2,279
Municipals	—	(1,418)	—	—	23,100	21,682

Liabilities
Agent and Employee Stock Plans	$37,273	$(4,878)	$(12,149)	$—	$—	$20,246

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